Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

The Alpha Group and FIMI Recommend Joshua Sheffer
As New Retalix CEO

Ra’anana, Israel, November 5, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) announced today that it has been notified that the Alpha investor group, which is expected to consummate a private placement in Retalix later this month, and the FIMI Opportunity Fund, which is currently Retalix’s largest shareholder, recommend the appointment of Mr. Joshua Sheffer as the new chief executive officer of Retalix.

The appointment of Mr. Sheffer is subject to approval of Retalix’s board of directors, which is expected to take up this matter by the end of November. If approved, to ensure a smooth transition of leadership, Mr. Sheffer will assume office on January 1, 2010, immediately following the previously announced retirement of Retalix founder and CEO Barry Shaked.

Mr. Sheffer has 25 years of broad experience and a proven track record in software development and IT services. He is currently the President of the Emerging Markets Division and member of the executive management of Amdocs Limited, a NYSE-listed company with approximately $3 billion of annual revenues. Mr. Sheffer has extensive experience in laying down strategy and managing sales and the delivery of complex, mission critical software projects to some of the world’s most demanding customers. He also brings a wealth of global experience and business best practices, having worked in Europe, USA and the Emerging Markets.

About Retalix
Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Safe Harbor for Forward-Looking Statements
Certain statements in this press release, including but not limited to those relating to the consummation of the proposed private placement transaction with the investors and the anticipated appointment of a new CEO, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the private placement transaction will be completed, whether the board of directors will accept the recommendation of the Alpha investors and FIMI, whether Mr. Sheffer’s past experience will benefit Retalix, the occurrence of any event, change or other circumstances that could give rise to the termination of the private placement agreement, costs and potential litigation associated with the transaction, the inability to obtain, or meet specific conditions imposed for, applicable regulatory approvals relating to the transaction, the failure of any party to meet the closing conditions set forth in the private placement agreement, risks that the proposed transaction disrupts current plans and operations, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events unless required by law.